UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d)

and Amendments Thereto Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Noah Holdings Limited

(Name of Issuer)

Ordinary Shares, Par Value US$0.0005 Per Share1

(Title of Class of Securities)

65487X1022

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	Not for trading; two American depositary shares represent one ordinary share.
[2]	This CUSIP number applies to the Issuer’s American depositary shares.

SCHEDULE 13G

1	NAME OF REPORTING PERSONS Zhe Yin I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,677,312 ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,677,312 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,677,312 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%[3]
12	TYPE OF REPORTING PERSON (See Instructions) IN

[3]	Based on 28,231,328 ordinary shares outstanding as of December 31, 2016

SCHEDULE 13G

1	NAME OF REPORTING PERSONS Yin Investment Co., Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,677,312 ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,677,312 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,677,312 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%[4]
12	TYPE OF REPORTING PERSON (See Instructions) CO

[4]	Based on 28,231,328 ordinary shares outstanding as of December 31, 2016

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Noah Holdings Limited

(b)	Address of Issuer’s Principal Executive Offices:

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090,

The People’s Republic of China

Item 2.

(a)	Name of Person Filing:

Zhe Yin

Yin Investment Co., Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

For Zhe Yin:

Building 2, 1687 Changyang Road, Yangpu District, Shanghai, P.R. China, 200090

For Yin Investment Co., Ltd.:

c/o Zhe Yin

Building 2, 1687 Changyang Road, Yangpu District, Shanghai, P.R. China, 200090

(c)	Citizenship:

Mr. Zhe Yin is a citizen of the People’s Republic of China.

Yin Investment Co., Ltd. is a British Virgin Islands company.

(d)	Title of Class of Securities:

Ordinary shares, Par Value US$0.0005 Per Share

(e)	CUSIP Number:

65487X102.

This CUSIP number applies to the issuer’s American depositary shares; Two American depositary shares represent one ordinary share.

SCHEDULE 13G

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference.

Yin Investment Co., Ltd. is the record owner of 1,677,312 ordinary shares of the Issuer. Yin Investment Co., Ltd. is wholly owned and controlled by Mr. Zhe Yin.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2017

Yin Investment Co., Ltd.

By: /s/ Zhe Yin
Name: Zhe Yin
Title: Director

Zhe Yin

By: /s/ Zhe Yin
Name: Zhe Yin

LIST OF EXHIBITS

Exhibit No.	Description

A*	Joint Filing Agreement, dated February 13, 2012, by and among Yin Investment Co., Ltd. and Zhe Yin

*	previously filed